Exhibit 3.3

            CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION
                                       OF
                                 BIOCORAL, INC.

It is hereby certified that:

      1. The name of the corporation is Biocoral, Inc.

      2. The certificate of incorporation of the corporation is hereby amended by striking out Article Fourth thereof and by substituting in lieu of said Articles the following new Articles:

            "FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is one hundred and one million (101,000,000) shares of the par value of $.001 each, to be designated Common Stock. Each share of the Corporation's issued and outstanding Class A and Class B Common Stock shall be split on a 1-50 basis effective on April 16, 2001. Each holder of shares of Class A and Class B Common Stock, par value $.001 par value per share, respectively, will receive a certificate representing in the aggregate, that number of fully-paid and nonassessable shares of capital stock equal to the number of shares of capital stock then held of record by such holder divided by 50 and shall not be required to surrender for exchange or cancellation any certificates for capital stock of the Corporation held by such holder."

      3. The amendments of the certificate of incorporation herein certified have been duly adopted and written consent has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

Date: April 17, 2001


/s/ Nasser Nassiri
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Nasser Nassiri, President